Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State of Incorporation

Acumed Pharmaceuticals, Inc.	Delaware
Ara Pharmaceuticals, Inc.	Delaware
Boston Life Sciences International, Inc.	Delaware
Coda Pharmaceuticals, Inc.	Delaware
Neurobiologics, Inc.	Delaware
ProCell Pharmaceuticals, Inc.	Delaware